UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6383

MGOC, INC.

(Exact Name of Registrant as Specified in Its Charter)

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Voting Common Stock, no par value

(Title of Each Class of Securities Covered by This Form)

N/A

(Titles of All Other Classes of Securities for which a

Duty to File Reports under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

On December 19, 2014, Media General, Inc. changed its name to MGOC, Inc. in connection with its merger with Mercury Merger Sub 1, Inc. This Form 15 relates to the Voting Common Stock of MGOC, Inc., CUSIP Number: 584404 107.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MGOC, Inc.

By:	/s/ Andrew C. Carington
Name:	Andrew C. Carington
Title:	Secretary

Dated:	January 6, 2015